SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, October 29th, 2018 - GAFISA S.A. (B³: GFSA3; NYSE: GFA) (“Gafisa” or “Company”), pursuant to Article 30 of CVM Instruction No. 480/09, as amended, informs to the market that the Board of Directors, in a meeting held today, resolved on the election of members of the Company’s Audit Committee and Compensation and Corporate Governance Committee, all of them with term of office until May 11th, 2020, as follows:

•         Pedro Carvalho de Mello: Currently, Mr. Carvalho de Mello is (i) professor at ESALQ/USP, international programs’ academic coordinator at FGV/IDE and Program FGV CEO’s coordinatior; (ii) member of B2W’s Fiscal Council; (iii) alternate member of Lojas Americanas’ fiscal council; and (iv) founding member of Latin American Shadow Financial Committee (CLAAF). Mr. Carvalho de Mello also acted as: (i) fiscal council member of the companies: Banco do Brasil, UNIPAR and BNDESPAR; (ii) Brazilian Securities and Exchange Comission (CVM) director; (iii) BM&F (currently known as B3) director, vice-president of PNC International Bank (Pittsburgh), (iv) technical director (and researcher) of Instituto Brasileiro de Mercado de Capitais, and economist at Planave Projetos; and (v) A.T.Kearney D. Little and Economist Intelligence Unit consultant.

•         Mu Hak You: From 2000 until present day, Mr. You acts as Chief Executive Officer (CEO) at GWI Asset Management S.A. and also acted as member of the Board of Directors of the following Companies: (i) Paraná Banco S.A., (ii) Lojas Americanas S.A., (iii) Eternit S.A. and (iv) Profarma Distribuidora de Produtos Farmacêuticos S.A. Mr. You has a bachelor degree in Administration from FGVSP, and a Master in Administration finished in 1984 from FGVSP.

•         Thiago Hi Joon You: From 2012 until present day, Mr. You acts as head of the aviation department at WWA Aviation. He holds a bachelor degree in Administration from Fundação Armando Alvares Penteado (FAAP) since 2010.

Mr. Pedro Carvalho de Mello was elected President of the Audit Committee, and Mr. Mu Hak You was elected President of the Compensation and Corporate Governance Committee. For additional information, please contact the Company’s Investor Relations Department.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 29, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer